

Mail Stop 7010

December 4, 2007

Scott Campbell
President & Chief Financial Officer
LaSalle Brands Corporation
7702 E Doubletree Ranch Suite 300
Scottsdale, Arizona 85258

   Re: **LaSalle Brands Corporation**
      Form 10-KSB for Fiscal Year Ended December 31, 2006
      Form 10-QSB for the Period Ended September 31, 2007
      File No. 0-21753

Dear Mr. Campbell:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Plan of Operation, page 13

1. You indicate that on August 10, 2007 that you executed a purchase agreement to acquire 100% of the outstanding shares of LaSalle Brands, Inc and that pursuant to the terms of the purchase agreement you delivered upon signing 11.75 million shares of restricted common stock and $2.5 million of $10.00 per share Convertible Preferred Shares. You further indicate additional consideration to be delivered upon closing. We have the following comments in this regard.

- It is unclear to us that you have appropriately recorded this transaction in your September 30, 2007 interim financial statements. Based on the 1.4 million shares of common stock outstanding as of June 30, 2007, the additional 9.07 million shares issued during the three months ended September 30, 2007 for contractor and consulting services and the 10.81 million shares outstanding as indicated on your September 30, 2007 balance sheet, it does not appear that you have recorded this business combination as of September 30, 2007. With reference to the fact that you have delivered these shares upon the August 10, 2007 signing of the agreement and the guidance in paragraph 48 of SFAS 141 as it relates to the date of acquisition, please tell us why this transaction is not reflected in your historical financial statements.
- Notwithstanding the appropriateness of the date of acquisition, based on the number of shares outstanding as of both the August 10, 2007 acquisition date and September 30, 2007, it appears that the shareholders of LaSalle Brands, Inc. obtained/will obtain a majority interest in the consolidated entity. We also note that LaSalle Brands Corporation had minimal operations prior to the acquisition. As such, we assume that this transaction should be/will be accounted for as a reverse acquisition. Refer to paragraph 17 of SFAS 141. For financial statements that reflect post acquisition date results please ensure the following accounting and disclosures are provided:
    - Prior to the date of the reverse acquisition the historical financial statements are required to be those of LaSalle Brands, Inc. (the accounting acquiror) and should only include the historical results and operations of LaSalle Brands, Inc. LaSalle Brands Corporation (the legal acquiror) results of operations should be included on a consolidated basis subsequent to the date of acquisition;
    - The historical financial statements (LaSalle Brands, Inc.) are required to reflect the shares issued by LaSalle Brands Corporation "to acquire" LaSalle Brands, Inc. as outstanding for all periods presented in a manner similar to a stock split;
    - On the acquisition date, LaSalle Brands Corporation's outstanding shares should be reflected as being issued by LaSalle Brands, Inc. to acquire LaSalle Brands Corporation. Since LaSalle Brands Corporation had limited assets and operations, it appears to us that the shares issued to acquire LaSalle Brands Corporation should be recorded at its net book value;
    - Any filing that reflects post combination results must describe the reverse acquisition in a consistent and appropriate manner. Specifically, you should clarify that "as of the acquisition date LaSalle Brands Corporation acquired all of the outstanding stock

of LaSalle Brands, Inc" but that "for accounting purposes the acquisition is treated as the acquisition of LaSalle Brands Corporation by LaSalle Brands, Inc. with LaSalle Brands, Inc. as the accounting acquirer" and "historical financial statements prior to the acquisition date are those of LaSalle Brands, Inc."

FORM 8-K

2.   Please file the applicable audited and interim financial statements for LaSalle Brands, Inc. and the pro forma financial information reflecting the acquisition as required by Item 9.01 of Form 8-K and Item 310 (c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief